                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                                Nx Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    641148101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Paul Brennan, Esquire, Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch
                                    Street,
                  Philadelphia, PA 19103-2097, (215) 977-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 29, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 6 Pages)
-----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 641148101                13D                         Page 2 of 6 Pages


-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON:
       John DuBois

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|

                                                                       (b) |_|
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       PF
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                               |_|
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
--------------------------------------------------------------------------------
 NUMBER OF      7.    SOLE VOTING POWER
                         3,000,000**
  SHARES

BENEFICIALLY    ----------------------------------------------------------------
                8.    SHARED VOTING POWER
 OWNED BY             0

   EACH         ----------------------------------------------------------------
                9.    SOLE DISPOSITIVE POWER
 REPORTING            3,000,000**

PERSON WITH     ----------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER
                           0
                ----------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,000,000**
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       7.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


__________________

** Includes 500,000 shares of common stock, vested options to purchase 100,000 shares of common stock, preferred stock convertible into 2,000,000 shares of common stock, and warrants to purchase 400,000 shares of common stock. Excludes 2,600,000 shares of common stock pursuant to options subject to a vesting schedule, none of which will vest within 60 days from the date hereof. The reporting person has the right to purchase these shares prior to vesting of the options, in which event the shares are required to be held in escrow until vesting occurs. If these options were fully vested, the reporting person would be the beneficial owner of 5,600,000 shares, with sole voting and dispositive power, which as of the date hereof would represent 13.4% of the registrant's outstanding common stock.

CUSIP No. 641148101                13D                         Page 3 of 6 Pages


ITEM 1.    SECURITY AND ISSUER

      This statement relates to the common stock, $.05 par value (the "Common Stock"), of Nx Networks, Inc. (the "Company"), a Delaware corporation with principal executive offices at 13595 Dulles Technology Drive, Herndon, VA 20171. This statement constitutes the initial filing of a Schedule 13D with respect to the Common Stock beneficially owned by John DuBois.

ITEM 2.    IDENTITY AND BACKGROUND

      (a)   Name of person filing: John DuBois

      (b)   Business address: 13595 Dulles Technology Drive, Herndon, VA 20171

      (c) John DuBois' present principal occupation is Chief Executive Officer of the Company.

      (d) John DuBois has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      (e) John DuBois has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to an Employment Agreement dated December 29, 2000, between John DuBois and the Company (the "Employment Agreement"), Mr. DuBois was granted fully vested options to purchase 500,000 shares of Common Stock. Mr. DuBois immediately exercised these options and used his personal funds to purchase the 500,000 shares of Common Stock on December 29, 2000. The purchase price per share for such shares was $0.5938.

      Also pursuant to the Employment Agreement, Mr. DuBois was granted options to purchase an additional 2,700,000 shares of Common Stock, of which the right to acquire 100,000 shares had become fully vested as of January 3, 2001. Mr. DuBois may exercise some or all of his stock options prior to the full vesting of such options, in which event the shares will be held in escrow until vesting occurs. If requested by Mr. DuBois, the Company is obligated to make a full recourse loan to Mr. DuBois in an amount equal to the total purchase price for the options. The next installment of options to purchase 100,000 shares is scheduled to vest in April 2001. Subsequent installments will vest in the following increments: (1) ten installments of options to purchase 100,000 shares will vest quarterly; and (2) three installments of options to purchase 250,000 shares will vest semi-annually, subject to accelerated vesting under specified conditions.

CUSIP No. 641148101                13D                         Page 4 of 6 Pages


      On December 29, 2000, the Company accepted from Mr. DuBois a subscription to purchase (i) 200,000 shares of the company's preferred stock (the "Preferred Stock"), par value $0.05 per share (convertible into 2,000,000 shares of Common Stock at a conversion price of $0.75 per share) and (ii) warrants (the "Warrants") to purchase 400,000 shares of Common Stock at purchase price of $0.90 per share. The Preferred Stock and the Warrants can only be exercised if and after the Company's stockholders approve an increase in the Company's authorized capital stock at a meeting of stockholders scheduled for March 6, 2001 (or such later date as the meeting may be held).

ITEM 4.    PURPOSE OF TRANSACTION

      The purpose of Mr. DuBois's acquisition of shares of Common Stock and Preferred Stock is for investment.

      Under the terms of the Employment Agreement, Mr. DuBois has agreed to continue to serve during the term of his employment with the Company as a director and a member of any committee of the Company's board of directors that the board may designate. The Company has agreed to use commercially reasonable best efforts to cause Mr. DuBois to be elected and continue in office as a member of the board of directors throughout the term of his employment, and the Company will include him in the management slate for election as a director of the Company at every stockholders' meeting of the Company at which his term as a director would otherwise expire.

      As a condition to the conversion of the Preferred Stock and exercise of the Warrants, the Company's stockholders must approve a amendment to the Company's restated certificate of incorporation to increase the Company's authorized number of shares of Common Stock from 55 million to 85 million. The proposal to amend the Company's restated certificate of amendment has been submitted to the shareholders for a vote at the special meeting of stockholders scheduled for March 6, 2001. If stockholder approval is not obtained, the Preferred Stock and the Warrants are subject to redemption provisions contained in the subscription agreement signed by Mr. DuBois on December 29, 2000 (the "Subscription Agreement").

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            (a) Mr. DuBois is the beneficial owner of an aggregate of 3,000,000 shares of Common Stock, which comprises 7.2% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. DuBois beneficially owns 500,000 shares of Common Stock and has subscribed for the purchase of 200,000 shares of Preferred Stock and warrants to purchase 400,000 shares of Common Stock. The Preferred Stock owned by Mr. DuBois is convertible, at his option, into 2,000,000 shares of Common Stock. Mr. DuBois also beneficially owns 100,000 shares of Common Stock as a result of his ownership of options to purchase up to 2,700,000 shares of Common Stock, of which options to purchase 100,000 shares of Common Stock became exercisable on January 3. 2001.

CUSIP No. 641148101                13D                         Page 5 of 6 Pages



            (b) Mr. DuBois has sole voting and dispositive power with respect to the 3,000,000 shares of Common Stock that he beneficially owns, and sole voting and dispositive power with respect to the 2,600,00 shares of Common Stock of which he may become the beneficial owner following the vesting of the options to purchase those shares.

            (c) On December 29, 2000, Mr. DuBois exercised his option to purchase 500,000 shares of Common Stock granted by the Company at the exercise price per share of $0.5938.

            Also on December 29, 2000, Mr. DuBois purchased 200,000 shares of Preferred Stock (convertible into 2,000,000 shares of Common Stock at the conversion price of $0.75 per share) and warrants to purchase 400,000 shares of the Common Stock at the exercise price of $0.90 per share.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Mr. DuBois.

            (e)   Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO

         SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships with respect to the securities of the Company to which Mr. DuBois is a party, except as herein described.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

      The Employment Agreement is incorporated herein by reference to the Exhibit No. 10.1 to the Registartion Statement on Form S-3 of Nx Networks, Inc., file number 333-53582.

      The Subscription Agreement is attached hereto as Exhibit A.

            (the remainder of this page intentionally left blank)

CUSIP No. 641148101                13D                         Page 6 of 6 Pages



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2001


                                                    /S/ JOHN DUBOIS

                                                    Name: John DuBois

EXHIBIT A


                                NX NETWORKS, INC.
                          13595 Dulles Technology Drive
                             Herndon, Virginia 20171

                          ----------------------------
                             SUBSCRIPTION AGREEMENT
                       -----------------------------------


      Re:   640,000 SHARES OF SERIES B 8% CONVERTIBLE PREFERRED STOCK WITH
            WARRANTS

Dear Purchaser:

      Nx Networks, Inc., a Delaware corporation (the "Company"), is offering to sell up to 640,000 shares of Series B 8% Convertible Preferred Stock of the Company (the "Preferred Stock") and warrants (the "Warrants") to certain "accredited investors" (as defined under the Securities Act of 1933 (the "Securities Act")). The terms of this offering (the "Offering") are set forth in this Subscription Agreement, a Summary of Terms, a Registration Rights Agreement, the Certificate of Designations related to the Preferred Stock and a Warrant Agreement (the "Offering Documents"). The purchase price per share of Preferred Stock and the related Warrants is $7.50 per share. The Preferred Stock and the Warrants are being offered by the Company pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. The Offering will be made by the Company on an "all or none" basis as to the first 200,000 shares of Preferred Stock and a "best efforts" basis as to the remaining 460,000 shares of Preferred Stock. The minimum subscription is 10,000 shares, subject to waiver to the discretion of the Company.

      The Preferred Stock and the Warrants are subject to the benefits of the Registration Rights Agreement (the "Registration Rights Agreement") providing for registration of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants and any Common Stock issuable as a dividend on the Preferred Stock. The designations, powers, preferences and rights of the Preferred Stock and the qualifications, limitations and restrictions of the Preferred Stock are set forth in a Certificate of Designations, the form of which is available upon request from the Company (the "Certificate of Designations"). The designations, powers, preferences and rights of the Warrants and the qualifications, limitations and restrictions of the Warrants are set forth in the Warrant Agreement a Certificate of Designations, the form of which is available upon request from the Company. The Certificate of Designations will be filed with the Secretary of State of the State of Delaware immediately prior to the initial closing in the Offering.

                    --------------------------------------

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE, NOR HAVE THEY BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND NO SUCH COMMISSION HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE DOCUMENTS RELATED TO THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     1. SUBSCRIPTION; THE OFFERING.

     (a) By your execution of this Subscription Agreement and delivery of the subscription amount to the Company, you hereby irrevocably subscribe to purchase the amount of Preferred Stock and Warrants set forth on the signature page of this Agreement.

     (b) Subscription payments by check should be made payable to "Nx Networks, Inc." and should be delivered, together with two fully executed and completed copies of this Subscription Agreement to:

                  Peter J. Kendrick
                  Chief Financial Officer
                  Nx Networks, Inc.
                  13595 Dulles Technology Drive
                  Herndon, Virginia 20171
                  Telephone:  (703) 793-2021

If you prefer to pay by wire transfer, please contact Mr. Kendrick who will provide the necessary information.

   (c) The Offering will expire on January 31, 2000, subject to extension by the Company at its discretion (the "Offering Period"). Any subscriptions received after the end of the Offering Period or received but not accepted prior to the end of the Offering Period will be returned in full.

   (d) This subscription is subject to the terms and conditions of the Offering, which are described herein and in the other Offering Documents. Upon acceptance by the Company of this subscription, and following clearance of funds, the Company will deliver to you a Preferred Stock certificate in the amount subscribed for, and signed copies of this Subscription Agreement, the Warrant Agreement and theRegistration Rights Agreement.

     2. ACCEPTANCE OR REJECTION OF SUBSCRIPTIONS. You agree that all subscriptions for Preferred Stock and Warrants (including this subscription) are made subject to the following terms and conditions:

     (a) All subscriptions payments will be held by the Company in a segregated account until accepted or rejected by the Company.

     (b) The Company may accept subscriptions received by it in such order and at such time, prior to termination of the Offering, as the Company may, in its sole discretion, determine, provided that no subscription may be accepted until at least 200,000 shares of Preferred Stock are subscribed for.

     (c) The Company shall have the right, in its sole discretion, to reject any subscription in whole or in part for any reason.

     (d) Any subscription received but not accepted by the Company prior to the end of the Offering Period or received by the Company after the end of the Offering Period will be rejected by the Company.

     (e) If your subscription is rejected by the Company for any reason, the Company shall promptly return (subject to delay as necessary to permit funds deposited to clear) to you your executed Subscription Agreements together with all funds paid by you, without deduction and without interest.

     (f)If your subscription is accepted only in part, then the Company shall promptly return (subject to delay as necessary to permit funds deposited to clear) to you that part of all funds paid by you relating to that part of your subscription which is not accepted, without deduction and without interest.

     (3) REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. You hereby represent and warrant to, and agree with, the Company as follows:

     (a) You are an "Accredited Investor" as that term is defined in Section 501(a) of Regulation D promulgated under the Securities Act. Specifically you are (EACH INVESTOR MUST CHECK APPROPRIATE ITEM(S)):

      |_|(i) A bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in
         Section 2(a)(48) of that Act; a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

      |_|(ii) A private business development company as defined in Section
         202(a)(22) of the Investment Advisers Act of 1940;

      |_|(iii) An organization described in Section 501(c)(3) of the Internal
         Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

      |_|(iv)  A director or executive officer of the Company;

      |_|(v) A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase exceeds $1,000,000;

      |_|(vi) A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

      |_|(vii) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b) (2) (ii); or

      |_|(viii) An entity in which all of the equity owners are accredited investors. (If this alternative is checked, you must identify each equity owner and provide statements signed by each demonstrating how each qualifies as an accredited investor.)

     (b) If you are a natural person, you are: a bona fide resident of the state contained in your address set forth on the signature page of this Agreement as your home address; at least 21 years of age; and legally competent to execute this Agreement. If you are an entity, you are duly authorized to execute this Agreement and this Agreement, when executed and delivered by you, will constitute your legal, valid and binding obligation enforceable against you in accordance with its terms.

     (c) You have received, read carefully and are familiar with this Agreement, the Summary of Terms, the Certificate of Designations, the Warrant Agreement and the Registration Rights Agreement. Respecting the Company, its business, plans and financial condition, the terms of the Offering, the Preferred Stock, the Warrants and any other matters relating to the Offering: you have received and reviewed all materials which have been requested by you; and the Company has answered all inquiries that you or your representatives have put to it. You have had access to all additional information necessary to verify the accuracy of the information set forth in this Agreement, the Summary of Terms and any other materials furnished herewith, and you have taken all the steps necessary to evaluate the merits and risks of an investment as proposed hereunder.

     (d) You or your purchaser representative have such knowledge and experience in finance, securities, investments and other business matters so as to be able to protect your interests in connection with this transaction, and your investment in the Company hereunder is not material when compared to your total financial capacity.

     (e) You understand the various risks of an investment in the Company as proposed herein and can afford to bear such risks, including, but not limited to, the risks of losing your entire investment.

     (f) You will acquire the Preferred Stock and Warrants for your own account (or for the joint account of you and your spouse either in joint tenancy, tenancy by the entirety or tenancy in common) for investment and not with a view to the sale or distribution thereof or the granting of any participation therein, and that you have no present intention of distribution or selling to others any of such interest or granting any participation therein.

     (g) Without limiting any of your other representations and warranties hereunder, you acknowledge that you have reviewed and are aware of the Risk Factors set forth Appendix A to this Agreement.

     4.  TRANSFER RESTRICTIONS.

     (a) You agree not to sell any Common Stock acquired upon conversion of Preferred Stock or exercise of the Warrants prior to June 30, 2001, unless (and to the extent) such shares have been released from this obligation in accordance with the following provisions of this Section 4(a).

(i) If the average closing bid price for the Common Stock on the Nasdaq National Market over a period of 10 consecutive trading days is at least 125% of the initial conversion price of the Preferred Stock set forth in the Certificate of Designations, then 25% of your Common Stock will be released from the sales restriction effective at that time.

(ii) If the average closing bid price for the Common Stock on the Nasdaq National Market over a period of 10 consecutive trading days is at least 156% of the initial conversion price of the Preferred Stock set forth in the Certificate of Designations, then an additional 25% of your Common Stock (50% total) will be released from the sales restriction effective at that time.

(iii) If the average closing bid price for the Common Stock on the Nasdaq National Market over a period of 10 consecutive trading days is at least 195% of the initial conversion price of the Preferred Stock set forth in the Certificate of Designations, then an additional 25% of your Common Stock (75% total) will be released from the sales restriction effective at that time.

(iv) If the average closing bid price for the Common Stock on the Nasdaq National Market over a period of 10 consecutive trading days is at least 244% of the initial conversion price of the Preferred Stock set forth in the Certificate of Designations, then all remaining Common Stock will be released from the sales restriction effective at that time.

     (b) You have been advised by the Company that the Preferred Stock, the Warrants and the Common Stock issuable upon conversion of the Preferred Stock or as dividends thereon or upon exercise of the Warrants (collectively, the "Securities") have not been registered under the Securities Act, that the Securities will be issued on the basis of the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder relating to transactions by an issuer not involving any public offering and under similar exemptions under certain state securities laws; that this transaction has not been reviewed by, passed on or submitted to any Federal or state agency or self-regulatory organization where an exemption is being relied upon, and that the Company's reliance thereon is based in part upon the representations made by you in this Agreement. You acknowledge that you have been informed by the Company of, or are otherwise familiar with, the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of securities. In particular, you agree that no sale, assignment or transfer of the Securities shall be valid or effective, and the Company shall not be required to give any effect to any such sale, assignment or transfer, unless (i) the sale, assignment or transfer of the Securities is registered under the Securities Act, it being understood that the Securities are not currently registered for sale and that the Company has no obligation or intention to so register the Securities except as contemplated by the Registration Rights Agreement, or (ii) the Securities are sold, assigned or transferred in accordance with all the requirements and limitations of Rule 144 under the Securities Act, it being understood that Rule 144 is not available at the present time for the sale of the Securities, or (iii) such sale, assignment, or transfer is otherwise exempt from registration under the Securities Act. You acknowledge that the Securities shall be subject to a stop transfer order and the certificate or certificates evidencing any Securities shall bear the following or a substantially similar legend and such other legends as may be required by state blue sky laws:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED FOR INVESTMENT ONLY AND NOT FOR RESALE. THEY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS FIRST REGISTERED UNDER SUCH LAWS, OR UNLESS THE COMPANY HAS RECEIVED EVIDENCE REASONABLY SATISFACTORY TO IT THAT REGISTRATION UNDER SUCH LAWS IS NOT REQUIRED."

     5. INDEMNIFICATION. You acknowledge that you understand the meaning and legal consequences of the representations and warranties contained in Section 3 hereof and the agreement contained in Section 4 hereof, and you hereby agree to indemnify and hold harmless the Company and each officer, director, employee, agent and controlling person thereof from and against any and all loss, damage or disability due to or arising out of a breach of any such representation or warranty.

     6. INCREASE IN AUTHORIZED CAPITAL STOCK. The Board of Directors of the Company has approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock of the Company from 55 million shares to at least 65 million shares. The Company covenants to you that it will present this amendment to its stockholders for approval and will undertake its commercially reasonable efforts to cause such amendment to be approved by the stockholders of the Company as soon as practicable after the date hereof and, in any event, prior to March 31, 2001. You acknowledge that this amendment does not require the approval of holders of the Preferred Stock or the Warrants.

     7. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the Company and you, and our respective successors and assigns. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

     8.  MISCELLANEOUS.

     (a) All notices and other communications provided for hereunder shall be in writing, and, if to you, shall be delivered or mailed by registered mail addressed to you at your address as set forth below, or to such other address as you may designate to the Company in writing, and if to the Company, shall be delivered or mailed by registered mail to the Company at 13595 Dulles Technology Drive, Herndon, Virginia 20171, Attention: General Counsel, or to such other address as the Company may designate to you in writing, with a copy to Kelley Drye & Warren LLP, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901, Attention: John T. Capetta. All such notices shall be effective one day after delivery or three days after mailing.

     (b) This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware without reference to that State's conflicts of laws provisions.

     (c) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties hereto.

     (d) This Agreement may be executed in one or more counterparts representing, however, one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year this subscription has been accepted by the Company as set forth below.

                                    Very truly yours,

                                    NX NETWORKS, INC.



                                    By:_________________________________
                                       Name:
                                       Title:

                SIGNATURE PAGE FOR SUBSCRIPTION BY INDIVIDUALS
          (NOT APPLICABLE TO SUBSCRIPTIONS BY ENTITIES, INDIVIDUALS
                RETIREMENT ACCOUNT, KEOGH PLANS OR ERISA PLAN)

TOTAL SUBSCRIPTION AMOUNT $ ____________________. [THIS MUST BE COMPLETED.]

--------------------------------------------------------------------------------
Check One:

|_|  INDIVIDUAL OWNER                    |_|  CUSTODIAN UNDER
     (One signature required below)          UNIFORM GIFTS TO MINORS ACT

|_|  JOINT TENANTS WITH RIGHT
   OF SURVIVORSHIP                          ____________________________________
     (All tenants must sign below)           (Insert applicable state)
                                             (Custodian must sign below)

|_|  TENANTS IN COMMON                   |_|  COMMUNITY PROPERTY
     (All tenants must sign below)           (Both spouses in community
                                              property states must sign below)
--------------------------------------------------------------------------------
PRINT INFORMATION AS IT IS TO APPEAR ON THE COMPANY RECORDS.

(Name of or Subscriber)                               (Social Security or
Taxpayer ID No.)

________________________________________________________________________________
(Home Address)                                        (Home Telephone)

________________________________________________________________________________
(Business Address)                                    (Business Telephone)


--------------------------------------------------------------------------------

________________________________________________________________________________
(Name of Co-Subscriber)                               (Social Security or
Taxpayer ID No.)

________________________________________________________________________________
(Home Address)                                        (Home Telephone)

________________________________________________________________________________
(Business Address)                                    (Business Telephone)

--------------------------------------------------------------------------------
                                  SIGNATURE(S)

Dated:______________________


(1) By:_________________________         (2) By:________________________________
      Signature of Authorized                   Signature or Authorized
      Signatory                                 Co-Signatory

_________________________________         ______________________________________
Print Name of Signatory and Title,        Print Name of Co-Signatory and Title,
if applicable                             if applicable


ACCEPTED AND AGREED:
NX NETWORKS, INC.


By:_____________________________          Dated:______________________

                 SIGNATURE PAGE FOR SUBSCRIPTION BY ENTITIES

TOTAL SUBSCRIPTION AMOUNT $___________________. [THIS MUST BE COMPLETED.]

--------------------------------------------------------------------------------
Check one:
      |_| EMPLOYEE BENEFIT PLAN OR TRUST (including pension plan, profit sharing plan, other defined contribution plan and SEP)

      |_|  IRA, IRA ROLLOVER OR KEOGH PLAN

      |_|  TRUST (other than employee benefit trust)

      |_| CORPORATION (Please include certified corporate resolution authorizing signature)

      |_|  PARTNERSHIP

      |_|  OTHER

--------------------------------------------------------------------------------

PRINT INFORMATION AS IT IS TO APPEAR ON THE COMPANY RECORDS.

________________________________________________________________________________
(Name of Subscriber)                                  (Taxpayer ID No.)

________________________________________________________________________________
                          (Plan number, if applicable)

________________________________________________________________________________
(Address)                                       (Telephone Number)

________________________________________________________________________________
Name and Taxpayer ID number of sponsor, if applicable

      The undersigned trustee, partner, corporate officer or fiduciary certificates that he or she has full power and authority from all beneficiaries, partners or shareholders of the entity named above to execute this Subscription Agreement on behalf of the entity and to make the representations, warranties and agreements made herein on their behalf and that investment in the Securities has been affirmatively authorized by the governing board or body of such entity and is not prohibited by law or the governing documents of the entity.

                                   SIGNATURES

Dated:______________________


(1) By:_________________________         (2) By:________________________________
      Signature of Authorized                   Signature or Authorized
      Signatory                                 Co-Signatory

___________________________________       ______________________________________
Print Name of Signatory                   Print Name of Required Co-Signatory



___________________________________       ______________________________________
Print Title of Signatory                  Print Title of Required Co-Signatory

ACCEPTED AND AGREED:
NX NETWORKS, INC.


By:_____________________________          Dated:______________________

                                   APPENDIX A

                                  RISK FACTORS

            This offering involves a high degree of risk. Before you invest in the Preferred Stock and the Warrants offered hereby, you should consider carefully the following factors. Our business and results of operations could be seriously harmed by any of the following risks. The value of the Preferred Stock and the Warrants and the trading price of our Common Stock could decline due to any of these risks, and you may lose part or all of your investment.

TO DATE, WE HAVE INCURRED SUBSTANTIAL NET LOSSES, AND IF THIS CONTINUES, WE MAY BE UNABLE TO MEET OUR WORKING CAPITAL REQUIREMENTS

      For the years ended December 31, 1999 and 1998, respectively, we incurred net losses of approximately $26.2 million and $6.5 million and, on a pro forma basis, after giving effect to the mergers we conducted in December 1999 with OpenRoute Networks, Inc. and in March 2000 with AetherWorks Corporation, we would have had a net loss of $94.5 million for the year ended December 31, 1999. Through September 30, 2000, we have incurred additional losses of approximately $88.5 million, inclusive of in progress research and development charges of $30.8 million. These losses present a significant risk to our stockholders. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and future debt service requirements, which would have a material adverse effect on our business, financial condition and results of operation and the price of our common stock. In addition, if we cannot return to sustained profitability we will be forced to sell all or part of our business, liquidate or seek to reorganize.

WE REQUIRE ADDITIONAL CAPITAL TO FULLY IMPLEMENT OUR BUSINESS PLAN, AND WE CANNOT BE CERTAIN THAT THE NECESSARY FUNDS WILL BE AVAILABLE

      Our ability to return to and maintain profitability is largely dependent upon our ability to introduce new products and technologies and expand our sales efforts in new geographic and product markets. These activities require substantial capital, and if we do not have access to sufficient funds, either from our own operations or through third party financing, our ability to make these necessary expenditures will be limited. As described in the preceding paragraph, there can be no assurance that we will be able to obtain these necessary funds from our own operations. If we are required to seek third party financing, we cannot assure you that we will be able to obtain financing on terms favorable to us, or at all. If we obtain additional funds by selling any of our equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to the common stock. If adequate funds are not available to us or available to us on satisfactory terms, we may be required to limit our marketing and product development activities or other operations, or otherwise modify our business strategy. These actions, if taken, could increase the difficulties we face in returning to sustained profitability.

WE RELY TO A LARGE EXTENT ON INDEPENDENT DISTRIBUTION CHANNELS AND THE LOSS OF A SIGNIFICANT NUMBER OF DISTRIBUTORS COULD ADVERSELY EFFECT US

      We rely on reseller channels, including distributors and systems integrators, for a significant portion of our revenues. In particular, in foreign markets we often have one distributor designated for an entire country, and that distributor provides local support and service for our products. The loss of one or more significant resellers could adversely affect our business in terms of:

     o    lost revenues;

     o    lost market presence; and

     o the difficulties we would encounter in servicing customers introduced to us by our resellers if we do not have other resellers in that geographic area.

WE ARE EXPOSED TO POTENTIAL DELAYS IN PRODUCT SHIPMENTS BECAUSE WE CONTRACT OUT PRODUCT MANUFACTURING AND SOME COMPONENTS FOR OUR PRODUCTS ARE AVAILABLE ONLY FROM A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS

      We rely on others to manufacture our products and product components and this dependence exposes us to potential interruptions or delays in product delivery. An interruption could have a short term effect on our revenues and a longer term effect on our ability to market our products. Currently, we rely on a single contract manufacturer to assemble and test our voice products. Also, some of the components we use in our products are available from only one source or a limited number of suppliers. Although we have been able to obtain our products and these components to date, our inability to develop alternative sources if and as required in the future, or to obtain sufficient sole source or limited source components as required, could result in delays or reductions in product shipments. One of our largest accounts payable balances is to our contract manufacturer. If we are unable to agree upon a payment schedule with this manufacturer prior to the end of the fourth quarter of 2000, our ability to ship products in the fourth quarter will be adversely affected. Any inability to ship product in the fourth quarter of 2000 would have an adverse affect on our financial position at the end of the year.

OUR BUSINESS WILL SUFFER IF WE LOSE CERTAIN KEY PERSONNEL OR FAIL TO ATTRACT AND RETAIN OTHER QUALIFIED PERSONNEL

      The success of our business will be dependent, to a significant extent, upon the abilities and continued efforts of our management, marketing, engineering and technical personnel, many of whom would be difficult to replace. We do not have employment contracts with all of our key employees and we do not have "key man" life insurance on any of our officers or directors.

      Our success will also depend on our ability to attract, retain and motivate qualified management, marketing, technical and sales executives and other personnel who are in high demand and who often have multiple employment options. The loss of the services of key personnel, or the inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

OUR INTELLECTUAL PROPERTY RIGHTS ARE AN IMPORTANT PROTECTION FOR OUR PRODUCTS, AND WE COULD BE ADVERSELY AFFECTED IF OUR RIGHTS ARE CHALLENGED OR CIRCUMVENTED BY COMPETITORS

      Our ability to compete successfully within our industry is dependent in part upon:

     o    patents and nondisclosure agreements that we have obtained;

     o    technical measures that we take to protect confidential information;
          and

     o trade secret, copyright and trademark laws that we rely on to establish and protect our proprietary rights.

      If any of our proprietary rights are successfully challenged or circumvented by competitors, or if other companies are able to market functionally similar products, systems or processes without infringing our proprietary rights, then our results of operations and the value of our common stock could be materially and adversely affected.

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE

            The market price of the Nx Networks common stock has been and can be expected to be significantly affected by factors such as:

     o    quarterly variations in our results of operations;

     o the announcement of new services or service enhancements by us or our competitors;

     o    technological innovations by us or our competitors;

     o    changes in earnings estimates or buy/sell recommendations by analysts;

     o the operating and stock price performance of other comparable companies; and

     o general market conditions or market conditions specific to particular industries.

      In particular, the stock prices for many companies in the telecommunications equipment sector have experienced wide fluctuations that have often been unrelated to their operating performance. We have been, and we are likely to continue to be, subject to such fluctuations.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

      Provisions of our certificate of incorporation and by-laws may have the effect of discouraging, delaying or preventing a take-over attempt that could be in the best interests of Nx Networks' stockholders. These include provisions that:

     o    separate our board of directors into three classes;

     o limit the ability of our stockholders to call special stockholder meetings;

     o require advance notice of nominations for directors and stockholder proposals to be considered at stockholder meetings; and

     o require a vote greater than two-thirds to remove directors from office or amend many of the provisions of our certificate of incorporation and by-laws.

      Our board of directors also has the right, without further action of the stockholders, to issue and fix the terms of preferred stock, which could have rights senior to the common stock. We are also subject to the "business combination" provisions of the Delaware General Corporate Law, which impose procedures impeding business combinations with "interested stockholders" that are not approved of by our board of directors.

RAPIDLY CHANGING TECHNOLOGY MAY MAKE OUR PRODUCTS OBSOLETE OR UNMARKETABLE

      We have focused our products on the edge of the Internet and telephony. The markets for these products are characterized by rapid technological change, frequent new product introduction and evolving industry standards. The introduction of products embodying new technologies by our competitors and the emergence of new industry standards could render our existing products obsolete and could cause new products to be unmarketable. Under these circumstances, our revenue would be adversely affected.

      Our success will depend on the ability to address the increasingly sophisticated needs of customers, to enhance existing products and to develop and introduce, on a timely basis, new competitive products that keep pace with technological development and emerging industry standards. If we cannot successfully identify, manage, develop manufacture or market products enhancements or new products, our business will be materially and adversely affected.

A PORTION OF OUR REVENUES ARE DERIVED FROM INTERNATIONAL SALES, WHICH ARE SUBJECT TO FOREIGN REGULATORY STANDARDS AND CURRENCY EXCHANGE RATE FLUCTUATIONS

      International sales accounted for47% and 53% of our total revenues in 1999 and 1998, respectively, and international sales will continue to be significant to us. The conduct of international operations subjects us to certain risks. Foreign regulatory bodies continue to establish standards different from those in the United States, and our products are designed generally to meet those standards. Our inability to design products in compliance with such foreign standards could have an adverse effect on our operating results. Also, our international business may be affected by changes in demand resulting from fluctuation in currency exchange rates and tariffs and difficulties in obtaining export licenses. We do not expect that we will hedge against fluctuations in currency exchange rates.

ON NOVEMBER 22, 2000 AND NOVEMBER 28, 2000 WE WERE SERVED WITH COMPLAINTS IN CLASS ACTION LAWSUITS, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION

            We were served on November 22, 2000 with a complaint in a class lawsuit action filed against us and the former chief executive officers of Nx Networks, Inc. and OpenRoute Networks, Inc. We were served on November 28, 2000 with a complaint in a class action lawsuit filed against us, our chief financial officer and the former chief executive officer of Nx Networks, Inc. Each complaint alleges violations of securities laws and seeks unspecified damages. We have not completed our analysis of the merits of the claims, but even if the claims are groundless the cost of defending the lawsuits and the attention required by management to defend the action could be significant. If the plaintiffs ultimately prevail, the damages awarded against us could be significant and could have an adverse effect on our financial condition.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFER

      The Preferred Stock and Warrants being issued in this offering, including the Common Stock underlying the Preferred Stock and the Warrants, have not been registered under the Securities Act. Therefore, these securities are "restricted securities" for purposes of federal and state securities laws. "Restricted securities" cannot be resold except pursuant to a registration statement filed with the SEC or pursuant to an exemption from the registration requirements of the Securities Act and applicable state law. While we are committed to file registration statements to cover the common stock underlying the Preferred Stock and the Warrants, the timing of the effectiveness of the registration statement and our ability to maintain the effectiveness of any registration statement that is declared effective is beyond our control. In addition, by signing the Subscription Agreement, each investor will agree to retain the Common Stock until at least June 30, 2001 unless our stock price rises significantly. There is no public market for the Preferred Stock or the Warrants, and it is very unlikely that a market for the Preferred Stock or the Warrants will develop. For all of these reasons, you should treat the Preferred Stock, the Warrants and the underlying Common Stock offered hereby to be illiquid securities, and you should ensure that you have sufficient other sources of revenue to support yourself if your personal circumstances change prior to the time you can sell your Preferred Stock, Warrants or Common Stock.

                                  * * * * *